Otsaw Limited

10 Tampines North Drive 4, #01-03
JTC Space @ Tampines North
Singapore 528553

September 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and

Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jane Park

Ms. Katherine Bagley

Mw. Julie Sherman

Ms. Li Xiao

Re:	Otsaw Limited (CIK No. 0002046462)
Rule 477 Application for Withdrawal
Registration Statement on Form F-1 (File No. 333-287887)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Otsaw Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-287887) initially filed with the United States Securities and Exchange Commission (the “Commission”) on June 9, 2025, together with all exhibits, and amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been or will be sold pursuant to the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this submission, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Very truly yours,

Otsaw Limited

By:	/s/ Ling Ting Ming
Name:	Ling Ting Ming
Title:	Chief Executive Officer